United States
        Securities and Exchange Commission
	       Washington, D.C. 20549




		    Form 40-17g

Investment Company Asset Protection Bond Coverage in accordance with Rule 17g-1(d) of Investment Company Act of 1940
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Investment Company Act file number: 811-05807
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	      NAIC Growth Fund, Inc.
(Exact name of registrant as specified in charter)

711 West 13 Mile Road, Madison Heights, MI 48071
(Address of principal executive offices) (zip code)
-------------------------------------------------------------
           Kenneth S. Janke, President
             NAIC Growth Fund, Inc.
              711 W. 13 Mile Road
            Madison Heights, MI 48071
                (248) 583-6242
      (Name and address of agent for service)
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Registrant's telephone number, including area code:
		 (877) 275-6242

Date of fiscal year end: December 31, 2006





Chubb Group of Insurance Companies
500 Park Boulevard, Suite 600, Itasca, IL 60143-7800

Telephone 800-524-8223
Facsimile 600-775-9190

This Certifies that pending issuance of a Bond in the form described below, the Federal Insurance Company, hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured:	NAIC Growth Fund, Inc.
   Address:		711 W. Thirteen Mile Road
			Madison Heights, Michigan 48071

2. Producer:		Willis
   Attn:		Darlene Goodman
   Address:		Michigan

3. Bond Number		81469431

4. Bond Type/Form No.:	Financial Institution Investment Company
			Asset Protection Bond (Ed. 5-98)
			Form 17-02-1421

5. Term of Binder:	From: 12:01 a.m. on 7/31/06
			To:   12:01 a.m. on 9/31/06

6. Bond Period		From: 12:01 a.m. on 7/31/2006
			To:   12:01 a.m. on 01/1/2008

7. Limits of Liability:

   Insuring Clause	   Limits of Liability	  Deductible Amount

  1. Employee			$300,000		$10,000
  2. On Premises		$300,000		$10,000
  3. In Transit			$300,000		$10,000
  4. Forgery or Alteration	$300,000		$10,000
  5. Extended Forgery		$300,000		$10,000
  6. Counterfeit Money		$300,000		$10,000
  7. Threat to Person		$Not Covered		$N/A
  8. Computer System		$Not Covered		$N/A
  9. Voice Initiated Funds
       Transfer Instruction	$Not Covered		$N/A
 10. Uncollectible Items of
       Deposit			$Not Covered		$N/A
 11. Audit Expense		$Not Covered		$N/A

8. Endorsements
   14-02-9228 Compliance with Applicable Trade Sanction Laws
   17-02-2437-Deleting Valuation-Other Property

9. Premium:			$11,168	  (1 Year Prepaid Premium)

10.Commission Payable:					10%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

.. Nothing required at this time

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of 7/27/06 and attachments thereto issued by the Company.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten
(10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.